Exhibit (a)(1)(D)

November 17, 2009

MEMORANDUM TO EMPLOYEES

Dear Fellow Employee:

Neiman Marcus, Inc. is pleased to announce that it is offering you the opportunity to surrender all but not less than all of your existing underwater Performance Options for a new grant of Performance Options. This offer is designed to replace some of the lost value of grants of Performance Options made from 2005 to the present and give you an opportunity to participate in the long-term success of Neiman Marcus.

In the exchange offer, Neiman Marcus will deliver one new Performance Option to purchase Neiman Marcus stock for every 1.5 outstanding and unexercised Performance Options to purchase Neiman Marcus stock submitted by you (with the new Performance Options being rounded up or down to the nearest whole share). The grant will have an initial exercise price that is $1,000 per share (subject to the Compensation Committee’s right to adjust such exercise price if it is less than the fair market value of a share of Neiman Marcus common stock on the Expiration Date (currently expected to be December 15, 2009)). The exercise price will increase 10% annually over a four year period as set forth more fully in the plan documents and stock option grant agreement governing the grant. The new options will have an eight-year term and will vest over four years as follows: 25% of the shares underlying the New Option will vest on the first anniversary of the date of grant of the New Performance Option and the remaining portion of the new Performance Option will vest in thirty-six equal monthly installments over the thirty-six months beginning one month following the first anniversary of the date of grant of the new Performance Option. None of the new options will be vested on the day of grant.

Please note that this is only a summary of the exchange offer and we encourage you to read the other important documents enclosed in this mailing (including the Offer to Exchange), which contains important details regarding the exchange offer. This exchange offer ends at 11:59 p.m., Central Standard Time, on December 15, 2009 (unless Neiman Marcus extends the offer). If you wish to participate in the exchange offer, you must deliver to us by this date and time a properly completed election form as provided in the enclosed offer documents. If you do nothing, you will be making a decision not to participate in the exchange offer and you will retain your current options with their current terms and conditions.

We look forward to your continued success and commitment to Neiman Marcus in the coming years, and we are pleased to offer you this opportunity to share in our future success.

Sincerely,

MARITA O’DEA

Senior Vice President

and Chief Human Resource Officer